

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2013

<u>Via E-mail</u>
Gregory K. Hinckley
President, Chief Financial Officer
Mentor Graphics Corporation
8005 SW Boeckman Road
Wilsonville, OR 97070-7777

>   **Re: Mentor Graphics Corporation**
>   **Form 10-K for the Fiscal Year Ended January 31, 2013**
>   **Filed March 15, 2013**
>   **Form 10-Q for the Quarterly Period Ended April 30, 2013**
>   **Filed June 5, 2013**
>   **File No. 001-34795**

Dear Mr. Hinckley:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended January 31, 2013</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Results of Operations</u>

<u>Revenues and Gross Profit, page 26</u>

1.   We note management's references in your fourth quarter fiscal 2013 and first quarter 2014 earnings calls to leading indicators of new customer volume and average transaction values as well as average renewal run rates. Please describe for us the metrics management uses in managing and evaluating its revenues. Tell us what consideration

you gave to disclosing these leading indicators, renewals, or other metrics in your
discussion and analysis to explain the underlying reasons for fluctuations in revenues.
Refer to Item 303(a) of Regulation S-K and Section III.B SEC Release 33-8350.

Consolidated Financial Statements

Note 6. Term Receivables and Trade Accounts Receivable, page 53

2.   Your disclosure on page 21 that net of reserves you do not have any receivables greater
        than past 60 days past due suggests that you have some past due receivables that have
        been reserved for. Further, we note your disclosure that you have exposures within your
        receivables portfolio to customers with weak credit ratings that could have a material
        adverse effect on earnings in any given quarter, should significant additional allowances
        for doubtful accounts be necessary. Please tell us what consideration was given to
        providing disclosure regarding nonaccrual, past due, and impaired receivables as required
        by ASC 310-10-50.

Note 9. Income Taxes, page 57

3.   We note the approximate $12.7 million impact in your rate reconciliation related to the
        repatriation of foreign subsidiary earnings for fiscal 2013. Please tell us the
        jurisdiction(s) involved and why there was an increase in repatriations in 2013. As part
        of your response, please clarify whether any of the repatriated earnings relates to
        subsidiaries that were previously permanently invested.

Form 10-Q for the Quarterly Period Ended April 30, 2013

Condensed Consolidated Statements of Comprehensive Income (Loss), page 4

4.   We note that you present the reclassification adjustment for net gain (loss) on cash flow
        hedges in net income. Please tell us what consideration was given to disclosing the tax
        effect of the reclassification adjustment. Refer to ASC 220-10-45-12.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   • the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Christine Davis, Assistant Chief Accountant at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief